HANWHA SOLARONE TO INTRODUCE NEW NASDAQ TICKER SYMBOL “HSOL” ON FEBRUARY 15, 2011

SHANGHAI, China, February 11, 2011 – Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd., or "Hanwha SolarOne" or the "Company") (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that it will begin trading under a new NASDAQ ticker symbol, “HSOL,” which will take effect when the market opens on February 15, 2011.

Dr. Peter Xie, President and CEO of the Company, commented, “Our new ticker, HSOL, represents the completion of our corporate rebranding effort, following last year’s significant investment from Hanwha Chemical Corporation and our company’s subsequent name change to ‘Hanwha SolarOne Co., Ltd.’ on December 20, 2010.  Similar to the new company name, the HSOL ticker conveys Hanwha SolarOne’s enhanced capabilities and synergies with our largest shareholder, and we believe its implementation will fully solidify our new identity on the trading floor.”

SAFE HARBOR STATEMENT
This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd., f/k/a Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
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For further information, please contact:

Investor Contact:
             Paul Combs
             V.P. Strategic Planning
             Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
             P. R. China
             Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
             E-mail: paul.combs@hanwha-solarone.com

    Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com